

October 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of MFS Active Exchange Traded Funds Trust, under the Exchange Act of 1934:

- MFS Blended Research Core Equity ETF
- MFS Blended Research International Equity ETF

Sincerely,

*Craig A. Mart*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**